Exhibit 99.2

Seabridge Gold Inc.

News Release – CORRECTION
August 28, 2007

Trading Symbols:	TSX-V: SEA
AMEX: SA

This SEDAR filing is a resubmission of our News Release from today at 8:00 a.m.
ET, which included an incomplete table resulting in missing values for
Drill Holes SNB-015, SNB-016, SNB-032, and SNB-033 in submission 1.
The revised News Release was disseminated at 9:55 a.m. ET
and it is correct in submission 2.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone: (416) 367-9292       Facsimile: (416) 367-2711       www.seabridgegold.net